[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

June 8, 2018

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.
File Nos. 033-16905 and 811-05309

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on June 5, 2018, regarding the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 20, 2018, which relates to Nuveen Mid Cap Value Fund (the “Fund”), a series of the Trust. The prospectus for the Fund will be revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please provide the ticker symbol for Class R6 shares on the cover pages of the prospectus and statement of additional information and update the series class identifier for Class R6 shares on EDGAR once you obtain it.

RESPONSE TO COMMENT 1

The ticker symbol will be added to the cover pages and will be updated on EDGAR.

PROSPECTUS

COMMENT 2 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please update the date and market capitalization range of the Russell Midcap® Index.

RESPONSE TO COMMENT 2

Due to the timing of the annual reconstitution of the Russell Midcap® Index, the market capitalization range as disclosed in the prospectus is current as of the proposed effective date of the prospectus.

COMMENT 3 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Please confirm supplementally that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

RESPONSE TO COMMENT 3

Management confirms that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

COMMENT 4 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please (1) remove the phrase “including the following;” and (2) for the seventh and eighth bullets, disclose all intermediaries subject to these waivers in the appendix to the prospectus.

RESPONSE TO COMMENT 4

The phrase “including the following” has been removed from the first sentence under the “CDSC Waivers and Reductions” section. With regard to the seventh and eighth bullets, the waivers described in the two referenced bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 5 — HOW YOU CAN BUY AND SELL SHARES

Please disclose the information required by Items 12(a) and 12(b) of Form N-1A in one place in the prospectus. See General Instructions C.3(a) to Form N-1A.

RESPONSE TO COMMENT 5

The information required by Items 12(a) and 12(b) of Form N-1A is disclosed in one place under the “How You Can Buy and Sell Shares” section of the prospectus.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren